As Filed Pursuant to Rule 424(b)(3)

Registration No. 333-271906

BGO INDUSTRIAL REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 2 DATED SEPTEMBER 13, 2023

TO THE PROSPECTUS DATED JULY 7, 2023

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of BGO Industrial Real Estate Income Trust, Inc., dated July 7, 2023 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to BGO Industrial Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purpose of this Supplement is to make certain updates to the Prospectus.

Updates to the Prospectus

The following disclosure is inserted immediately following the section of the Prospectus titled “Suitability Standards—Vermont Investors.”

Washington Investors.   Subscriptions from residents of the State of Washington will be placed in escrow and will not be accepted until subscriptions for shares totaling at least $20,000,000 have been received from all sources.

The following disclosure supersedes and replaces the third bullet of the section of the Prospectus titled, “Prospectus Summary—Q: How is an investment in shares of your common stock different from listed REITs?” and all other similar disclosure in the Prospectus.

•	Listed REITs are often self-managed, whereas our investment operations are managed by the Adviser. Accordingly, we have no employees and depend on the Adviser to conduct our operations. We pay a management fee and performance allocation as described herein to the Adviser and Special Limited Partner, respectively, unlike many listed REITs, which instead pay compensation directly to its employees.

The following disclosure supersedes and replaces the last sentence of the second full paragraph of the section of the Prospectus titled “Prospectus Summary—Q: What is the role of our board of directors?” and all other similar disclosure in the Prospectus.

In addition, our board of directors may, but is not required to, consult with the Adviser in connection with (i) its selection of each independent director for nomination to the slate of directors to be voted on at the annual meeting of stockholders, and (ii) filling any vacancies created by the removal, resignation, retirement or death of any director.

The following disclosure supersedes and replaces the table and accompanying footnote following the second paragraph of the section of the Prospectus titled “Prospectus Summary—Q: What is the difference between the Class T, Class S, Class D and Class I shares of common stock being offered?” and all other similar disclosure in the Prospectus.

	Upfront Selling Commissions	Dealer Manager Fees	Annual Stockholder Servicing Fees	Maximum Stockholder Servicing Fees Over Life of Investment (Length of Time)	Total (Length of Time)
Class T	$300	$50	$85	$556 (7 years)	$906 (7 years)
Class S	$350	$0	$85	$556 (7 years)	$906 (7 years)
Class D	$150	$0	$25	$738 (30 years)	$324 (7 years) / $888 (30 years)(1)
Class I	$0	$0	$0	$0	$0

(1) Reflects total fees paid (i) during initial seven year period, prior to reaching the 8.75% gross proceeds limit and (ii) during 30 year period, upon reaching the 8.75% gross proceeds limit. See “Compensation — Stockholder Servicing Fee — The Dealer Manager.” The upfront selling commissions and annual stockholder servicing fees for Class D shares are lower than those of Class T and Class S, so it will take longer for Class D shares to reach the 8.75% limit.

The following disclosure shall be added at the end of the second paragraph of the section of the Prospectus titled “Prospectus Summary—Q: What fees do you pay to the Adviser and its affiliates?—Management Fee—The Adviser” and all other similar disclosure in the Prospectus.

Notwithstanding the foregoing, we have adopted a policy in which our independent directors must approve repurchase requests submitted by the Adviser that when combined with any investor repurchase requests would cause us to exceed the 2% monthly or 5% quarterly limitations on repurchases. Such approval must find that the repurchase will not impair our capital or operations and be consistent with the fiduciary duties of our directors.

The following disclosure supersedes and replaces the last sentence of the second paragraph of the section of the Prospectus titled “Risk Factors—Risks Related to This Offering and Our Organizational Structure—Our board of directors may, in the future, adopt certain measures under Maryland law without stockholder approval that may have the effect of making it less likely that a stockholder would receive a “control premium” for his or her shares” and all other similar disclosure in the Prospectus.

We have not elected to be subject to any of the other provisions described above, but our charter does not prohibit our board of directors from opting into any of these provisions in the future. However, the Board will not adopt such provisions without the concurrence of a vote of the majority of outstanding shares (except for amendments to our charter which do not adversely affect the rights, preferences, and privileges of shareholders).

The following disclosure supersedes and replaces the last sentence in the section of the Prospectus titled “Risk Factors—Risks Related to This Offering and Our Organizational Structure—Maryland law and our organizational documents limit our rights and the rights of our stockholders to recover claims against our directors and officers, which could reduce your and our recovery against them if they cause us to incur losses” and all other similar disclosure in the Prospectus.

However, our charter provides that we may not indemnify any of our present or former directors (including a present or former director of our predecessor), the Adviser or any of its or our affiliates, for any liability or loss suffered by them or hold any of our present or former directors (including a present or former director of our predecessor), the Adviser or any of its or our affiliates harmless for any liability or loss suffered by us, unless they have determined, in good faith, that the course of conduct that caused the loss or liability was in our best interests, they were acting on our behalf or performing services for us, the liability or loss was not the result of negligence or misconduct by any of our present or former non-independent directors, the Adviser or any of its or our affiliates, or gross negligence or willful misconduct by any of our present or former independent directors, and the indemnification or agreement to hold harmless is recoverable only out of our net assets and not from the stockholders.

The following disclosure supersedes and replaces the disclosure under the section of the Prospectus titled “Risk Factors—Risks Related to This Offering and Our Organizational Structure—Payments to the Adviser or the Special Limited Partner in the form of shares of our common stock or Operating Partnership units, which they elect to receive in lieu of cash in respect of management fees or performance participation interest distributions, will dilute future cash available for distribution to our stockholders” and all other similar disclosure in the Prospectus.

The Adviser or the Special Limited Partner may elect to receive shares of our common stock or Operating Partnership units in lieu of cash in respect of management fees or performance participation interest distributions. The holders of all Operating Partnership units will be entitled to receive cash from operations pro rata with the distributions being paid to us and such distributions to the holder of Operating Partnership units will reduce the cash available for distribution to us and, in turn, to our stockholders. Furthermore, such Operating Partnership units received by the Adviser or the Special Limited Partner are required to be repurchased for cash or shares of our common stock, at the holder’s election, subject to limited exceptions, and we may not have sufficient cash to make such a repurchase payment; therefore, we may need to use cash from operations, borrowings, offering net proceeds or other sources to make the payment, which will reduce cash available for distribution to you or for new investments. Although the Special Limited Partner is required to pay a Quarterly Shortfall Obligation with respect to Operating Partnership units received in connection with distributions of Quarterly Allocations, there is no guarantee this Quarterly Shortfall Obligation will adequately offset the dilutive impacts on us. Repurchases of our shares of common stock or Operating Partnership units paid to the Adviser as a management fee are not subject to our share repurchase plan, including the monthly and quarterly volume limitations and the Early Repurchase Deduction). The amount of Operating Partnership units issued to the Special Limited Partner may be significant, particularly during periods in which the value of our real estate portfolio appreciates, resulting in higher performance participation allocation. Repurchases of our shares or Operating Partnership units from the Special Limited Partner distributed to the Special Limited Partner with respect to its performance participation interest are not subject to the Early Repurchase Deduction, but, in the case of shares of our common stock (but not Operating Partnership units), such repurchases are subject to the monthly and quarterly volume limitations of our share repurchase program and do not receive priority over other shares subject to repurchase requests during such period.

The following disclosure supersedes and replaces last paragraph of the section of the Prospectus titled “Risk Factors—Related to Investments in Real Estate—We may make a substantial amount of joint venture investments, including with Other BGO Accounts. Joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on the financial condition of our joint venture partners and disputes between us and our joint venture partners” and all other similar disclosure in the Prospectus.

Furthermore, while a joint venture transaction with BGO, the Adviser, one or more directors or any affiliate thereof, may only be undertaken by us if a majority of our board of directors (including a majority of our independent directors) not otherwise interested in the transaction approve such investment as being fair and reasonable to us and on substantially the same terms and conditions as, or more favorable than, those received by other joint venturers, we may have conflicting fiduciary obligations if we acquire properties with Other BGO Accounts or other related entities; as a result, in any such transaction we may not have the benefit of arm’s-length negotiations of the type normally conducted between unrelated parties.

The following disclosure supersedes and replaces first paragraph of the section of the Prospectus titled “Risk Factors— Risks Related to Conflicts of Interest—The Adviser will face a conflict of interest because the management fees it will receive are payable regardless of the performance of our portfolio and were not determined by arms’ length negotiations” and all other similar disclosure in the Prospectus.

We (and, to the extent that the Operating Partnership issues Operating Partnership units to parties other than us, the Operating Partnership) will pay the Adviser a management fee based on our NAV, excluding the NAV of the Class E shares, which are not subject to the management fee, regardless of the performance of our portfolio. We will be required to pay the Adviser a management fee in a particular period despite experiencing a net loss or a decline in the value of our portfolio during that period. The Adviser’s entitlement to a management fee, which is not based or conditioned upon the achievement of performance metrics or goals, might reduce the Adviser’s incentive to devote its time and effort to seeking investments that provide attractive risk-adjusted returns for our portfolio. Because the management fee is based on our NAV, the Adviser may also be motivated to accelerate acquisitions to increase our NAV or, similarly, delay or curtail repurchases of shares to maintain a higher NAV. The Adviser may benefit by us retaining ownership of our assets at times when our stockholders may be better served by the sale or disposition of our assets to avoid a reduction in our NAV. In addition, the management fee that the Adviser is entitled to receive has not been determined by “arm’s-length” negotiations.

The following disclosure supersedes and replaces the last sentence of the third full paragraph of the section of the Prospectus titled “Management—Board of Directors.”

In addition, our board of directors may, but is not required to, consult with the Adviser in connection with (i) its selection of each independent director for nomination to the slate of directors to be voted on at the annual meeting of stockholders, and (ii) filling any vacancies created by the removal, resignation, retirement or death of any director.

The following disclosure supersedes and replaces the section of the Prospectus titled “Management—The Advisory Agreement—Term and Termination Rights” and all other similar disclosure in the Prospectus.

The term of the Advisory Agreement is for one year from the commencement of this offering, subject to renewals by our board of directors for an unlimited number of successive one-year periods. Our independent directors will evaluate the performance of the Adviser before renewing the Advisory Agreement. The Advisory Agreement may be terminated:

•	at the option of the Adviser upon 60 days’ written notice upon a Change of Control;

•	immediately by us (1) for “cause,” or (2) upon the bankruptcy of the Adviser;

•	immediately by the Company or the Operating Partnership for Cause or upon the bankruptcy of the Adviser;

•	upon 60 days’ written notice by us without cause or penalty upon the vote of a majority of our independent directors; or

•	upon 60 days’ written notice by the Adviser.

“Cause” is defined in the Advisory Agreement to mean fraud, criminal conduct, willful misconduct or willful or negligent breach of fiduciary duty by the Adviser under the Advisory Agreement. “Change of Control” is defined in the Advisory Agreement to mean any event (including, without limitation, issue, transfer or other disposition of shares of our capital stock (or equity interest in the Operating Partnership), merger, share exchange or consolidation) after which any person is or becomes the “beneficial owner”, directly or indirectly, of our securities (including equity interest in the Operating Partnership) representing greater than 50% or more of our combined voting power then outstanding (other than as a result of any widely distributed offering). We are also required to provide the Adviser at least 60 days’ written notice prior to a Change of Control.

In the event the Advisory Agreement is terminated, the Adviser will be entitled to receive its prorated management fee through the date of termination. In addition, upon the termination or expiration of the Advisory Agreement, the Adviser will cooperate with us and take all reasonable steps requested to assist our board of directors in making an orderly transition of the advisory function.

The following disclosure supersedes and replaces the third paragraph in the section of the Prospectus titled “Management—The Advisory Agreement—Management Fee, Performance Participation and Expense Reimbursement” and all other similar disclosure in the Prospectus.

Performance Participation.   So long as the Advisory Agreement has not been terminated, the Special Limited Partner will hold a performance participation interest in the Operating Partnership that entitles it to receive an allocation from the Operating Partnership equal to 12.5% of the Total Return, subject to a 5% Hurdle Amount and a High Water Mark, with a Catch-Up (each term as defined under “Summary of our Operating Partnership Agreement—Special Limited Partner Interest”). Such allocation will be measured on a calendar year basis, made quarterly and accrued monthly. The performance participation interest is not paid on the Class E units, and as a result, it is a class-specific expense. For more information on the Special Limited Partner, see “Prospectus Summary—How will you structure the ownership and operation of your assets?” and “Summary of Our Operating Partnership Agreement—Special Limited Partner Interest.”

The following disclosure supersedes and replaces the last sentence of the fourth full paragraph in the section of the Prospectus titled “Management—The Advisory Agreement—Management Fee, Performance Participation and Expense Reimbursements” and all other similar disclosure in the Prospectus.

Such out-of-pocket costs and expenses will include expenses relating to compliance-related matters and regulatory filings relating to our activities.

The following disclosure supersedes and replaces the third full paragraph of the section of the Prospectus titled “Management—Limited Liability and Indemnification of Directors, Officers, the Adviser and Other Agents” and all other similar disclosure in the Prospectus.

In addition to the above limitations of the MGCL, our charter provides that our present or former directors (including a present or former director of the Company), the Adviser and its or our affiliates may be indemnified for losses or liability suffered by them or held harmless for losses or liability suffered by us only if all of the following conditions are met:

•	the indemnitee determined, in good faith, that the course of conduct which caused the loss or liability was in our best interest;

•	the indemnitee was acting on our behalf or performing services for us;

•	in the case of any present or former affiliated director, the Adviser or its or our affiliates, the liability or loss was not the result of negligence or misconduct by the party seeking indemnification; and

•	in the case of any present or former independent director, the liability or loss was not the result of gross negligence or willful misconduct by the party seeking indemnification.

The following disclosure shall be added at the end of the second paragraph of the section of the Prospectus titled “Compensation—Management Fee—The Adviser” and all other similar disclosure in the Prospectus.

Notwithstanding the foregoing, we have adopted a policy in which our independent directors must approve repurchase requests submitted by the Adviser that when combined with any investor repurchase requests would cause us to exceed the 2% monthly or 5% quarterly limitations on repurchases. Such approval must find that the repurchase will not impair our capital or operations and be consistent with the fiduciary duties of our directors.

The following disclosure supersedes and replaces the first sentence of the section of the Prospectus titled “Certain Provisions of Maryland Law and Our Charter and Bylaws—Vacancies on Board of Directors; Removal of Directors” and all other similar disclosure in the Prospectus.

Any vacancy on our board of directors may be filled only by a vote of a majority of the remaining directors.

The following disclosure supersedes and replaces the last paragraph of the section of the Prospectus titled “Share Repurchases—Repurchase Limitations” and all other similar disclosure in the Prospectus.

Shares held by the Adviser acquired as payment of the Adviser’s management fee will not be subject to our share repurchase plan, including with respect to any repurchase limits, the Early Repurchase Deduction or the calculation of NAV. Stockholders who are exchanging a class of our shares for an equivalent aggregate NAV of another class of our shares will not be subject to, and will not be treated as repurchases for the calculation of, the 2% monthly or 5% quarterly limitations on repurchases and will not be subject to the Early Repurchase Deduction. It is our policy, with respect to any Class I shares or Class E shares received by the Adviser as payment of its management fee, that our independent directors provide oversight of the repurchase activity of the Adviser and its remaining position in us in the form of a quarterly review. In addition, the independent directors shall approve any repurchase request submitted by the Adviser that, when combined with any repurchase requests submitted by stockholders through our share purchase plan, would cause us to exceed the limit on repurchases set forth in our share repurchase plan of 2% of our aggregate NAV per month and 5% of our aggregate NAV per calendar quarter. Any approval must find that the repurchase would not impair our capital or operations and be consistent with the fiduciary duties of our board of directors.